March 25, 2008

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Perry Hindin, Attorney – Advisor

Division of Corporation Finance
Tel: 202.551.3444	Fax: 202.772.9218

Re: NiteKlubz International, Inc.

File No. 333-127535

Dear Mr. Hindin,

Please be advised that the Company has engaged Ms. Cindy Ma to work with Mr. Leo Verlaan, the Company’s President in completing our SB2 and in meeting all other filing requirements.

This letter will serve as authorization for you to provide all information about NiteKlubz International, Inc., including but not limited to the status of the SB2 and the filing requirements needed to complete the process to Ms. Ma. Please feel free to contact me at 604.606.2030 if you have any questions.

Sincerely,

Catherine Milaire

Corporate Secretary

638 Millbank, Vancouver BC V5Z 4B7	Ph. 604-606-2030 Fax. 604-606-2040